January 19, 2012

Re:	China Lodging Group, Limited (the “Company”) Form 20-F for the year ended December 31, 2010 Filed April 7, 2011 File No. 1-34656

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3010

Washington, D.C. 20549

Attention:	Kevin Woody, Branch Chief
Howard J Efron, Senior Staff Accountant

Dear Mr. Woody and Mr. Efron:

The Company acknowledges receipt of a comment letter (the “Comment Letter”) dated December 20, 2011 with respect to the above-referenced annual report on Form 20-F filed to the Securities and Exchange Commission (the “Commission”) on April 7, 2011 from the staff of the Commission (the “Staff”).

The Company respectfully informs the Staff that its offices in China will be closed during the public holidays from January 22, 2012 to January 28, 2012 in observance of the Chinese New Year. In addition, given the nature of the comments, the Company would need additional time to thoroughly review and analyze the comments and gather the necessary information to provide a comprehensive response. Accordingly, the Company regrettably will not be in a position to respond to the Staff’s comments within ten business days, as requested by the Staff. The Company therefore respectfully requests an extension of the due date of its response and expects to be in a position to respond to the Staff’s comments by February 6, 2012.

The Company appreciates the Staff’s understanding and accommodation in this regard. Shall you have any questions or concerns, please do not hesitate to contact me by email at zhangmin@htinns.com, Li He of Davis Polk & Wardwell LLP by telephone at (86) 10-8567-5005, by fax at (86) 10-8567-5105 or by email at li.he@davispolk.com, or Terrence R. O’Donnell of Davis Polk & Wardwell LLP by telephone at (852) 2533-3376, by fax at (852) 2533-1776 or by email at terrence.odonnell@davispolk.com.

Yours sincerely,

/s/ Min (Jenny) Zhang Min (Jenny) Zhang Chief Financial Officer China Lodging Group, Limited

cc:	Li He, Davis Polk & Wardwell LLP

Terrence R. O’Donnell, Davis Polk & Wardwell LLP

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